Item 77H(a)

On December 15, 2015, Delphi Alternatives (Equity) Admin Pool purchased 6,670,240 shares of Putnam Dynamic Risk Allocation Fund, which represented 36.5% of the total shares outstanding of the fund on that date. As of May 31, 2016 and November 30, 2016, Delphi Alternatives (Equity) Admin Pool owned 6,590,558 and 6,419,226 shares, respectively, representing 38.23% and 38.85% of the total shares outstanding of the fund.